

lunch



## COMPANY **PURPOSE**

**LUNCH** is building the payment infrastructure for the offline economy

We combine **collections** and **factoring** for businesses in

legacy industries dominated by paper check payments

Our platform **digitizes offline payments** to offer

a credit card experience for paper check transactions



## THE **PROBLEM**

*Key Takeaway*: Cash flow can make or break a business. A massive amount of payment processes are outdated, locking up capital. Our goal is to take the invoice-to-collections delay down to zero

More than

# 80%

of commerce happens offline[1]

In 2020 businesses paid for

# $7.8T

of goods in the U.S. with paper checks[2]

As a result, more than

# $3.1T

is trapped in receivables at any given time[3]

1. https://www.census.gov/retail/mrts/www/data/pdf/ec_current.pdf
2. https://www.federalreserve.gov/paymentsystems/check_commcheckcolannual.htm
3. https://www.pymnts.com/news/b2b-payments/2020/how-smbs-can-address-late-payments-before-they-happen/



# CASH FLOW **AS A SERVICE**

***Key Takeaway:*** Lunch's platform accelerates invoice collections and offers credit card-like instant payment for paper check transactions.

Factoring risk is greatly lowered through the data advantage afforded by our vertical focus







## RECEIVABLES **AUTOMATION**

Vendors offload receivables collection for a **monthly fee**. Lunch processes receivables for vendors, cutting collections times in half.

## PAYMENT **SOFTWARE**

Lunch provides end-customers **free software** to manage payments to vendors. This consolidates transactions to one platform. Transaction **data** reduces Lunch's lending risk.

## LUNCH **MONEY**

Lunch factors vendor invoices for a **flat rate** that is far less than traditional receivables factoring. Lower rates are a direct benefit of our **data** advantage.



# VERTICAL **FOCUS**

*Key Takeaway*: Lunch's vertical focus lowers lending risk by building a complete picture of end-customers. The scholastic market is an ideal beachhead because schools utilize outdated, manual processes that we can automate. Risk of non-payment is incredibly low. This repeatable framework ports quickly to adjacent verticals

## SCHOLASTIC **MARKET**

### VENDORS

- Forced to manage hundreds of unique customer payment processes

- Protracted post-sale collections time

- Credit constrained + cash flow sensitive

- Priced out of bank loans/ credit lines

TAM

# $14B

### SCHOOLS

- Majority are government backed

- Funds are reliable but slow

- Work with hundreds of vendors

- Often prohibited from paying with credit cards

- Manual payment processes ripe for automation



# OUR **SOLUTION**

***Key Takeaway:*** Focusing on one vertical lets us underwrite receivables based on payers we already know rather than vendors we don't. This lowers factoring rates and boosts market adoption. Vendors improve cash flow. Schools simplify their payment processes by dealing with a single party -- us.  This interaction promotes two-sided network effects

5 More vendors

1 Vendor invoice supply

more data
=
higher market share + lower lending risk

4 Additional sales targets Increased factoring base

2 Lunch A/R services

3 School payment + approved vendor lists



# COMPANY **TRACTION**

***Key Takeaway:*** Lunch has a robust pipeline of scholastic vendors through our partnerships with key accelerators and marketplaces. Together, these vendors give us access to every school in the country

Lunch has onboarded **3** large B2B vendors processing over **$400K** in payments each month

## PARTNERSHIPS

| ACCELERATOR | CREDIT REPORTING | MARKETPLACE |
|---|---|---|
|  | **EQUIFAX** | EdCuration |
| **500+** Vendors  **50+** | | **900** Vendors |

Access to **1,450** vendors with **$1.7B** annual transaction volume



# FUTURE **ROADMAP**

*Key Takeaway*: Lunch's roadmap evolves methodically with each phase building the data, revenue, and insights to grow our offerings

| | **1** | **2** | **3** | **4** |
|---|---|---|---|---|
| **PRODUCTS** | receivables automation | factoring | adjacent verticals | securitization + smart contracts |
| **OBJECTIVE** | build transaction volume | leverage data to factor lowest rates | repeat playbook in adjacent industries | become industry clearinghouse |

*This slide contains forward looking projections that are not guaranteed.



## WHY **US**

We are not first-time founders. We've started and built successful companies in the scholastic space before – living this cash flow problem firsthand.

We also have experience delivering operational excellence at high growth startups



**Cullen Gallagher**

Founder + CEO, REELY
General Manager, PlayVS
SVP, DJ2 Entertainment
C-17 Instructor Pilot, US Air Force

*US Air Force Academy*
*UCLA Anderson School of*
*Management*



**Cam Riley**

Software Development Manager, Amazon
Senior Principal Software Engineer, Ticketmaster
Technical Manager, Lifelock
Software Engineering Lead, Shutterfly

*University of New South Wales*



**Jason Friedberg**

Operations + Product, PlayVS
Operations, Bird

*University of Michigan,*
*Ross School of Business*



## FUND**RAISE**

This is an extremely large market opportunity with a low-risk beachhead, strong potential for scale, and an experienced, operationally rigorous team. Decisive investment spins up the flywheel quickly

# $2M

$1M Debt Facility    |    $1M Equity

## USE OF **FUNDS**

- **Factoring** – $1M cumulative lending
- **Volume** – $25M monthly transaction volume
- **Product** – Self-service vendor onboarding
- **Operations** – Processing >10,000 invoices/month
- **Growth** – Add 500 new vendors to platform

tremendous addressable market    |    consistent revenue streams    |    low future dilution    |    lucrative low-risk beachhead

*A max of $107,000 is being raised through Wefunder



THANK **YOU**

cullen@lunchpayments.com